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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 103

SEC FILE NUMBER
51758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 E. 20th Street, Suite 10
(No. and Street)

Joplin, MO 64804
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaun Young 417-623-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, P.C.
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows Rd., Columbia, MO 65203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Horin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (balance sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Schedule I)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note H)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note I)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

MidAmerica Financial Services, Inc.

December 31, 2002

MidAmerica Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2002

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street,
Joplin, Missouri

We have audited the accompanying balance sheet of MidAmerica Financial Services, Inc. (an Iowa S-corporation) as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on page 9 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Moore Horton & Carlson PC

Columbia, Missouri
January 30, 2003

Mexico • Sedalia • Marshall • Columbia

MidAmerica Financial Services, Inc.

BALANCE SHEET

December 31, 2002

ASSETS	
CURRENT ASSETS	
Cash in bank	$ 1,780.37
Accounts receivable - registered representatives < 30 days	1,875.00
Commissions receivable < 30 days	1,062.27
	4,717.64
OTHER ASSETS	
Brokerage account (unrestricted)--Note C	52.86
Brokerage account (restricted)--Note C	10,000.00
Prepaid insurance	240.03
Rent deposit	350.00
Due from MidAmerica Mortgage Center, Inc.--Note B	3,811.90
	14,454.79
PLANT AND EQUIPMENT—Note A	
Office furniture	6,086.33
Less accumulated depreciation	1,900.00
	4,186.33
	$23,358.76
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable	$ 242.21
Commissions payable < 30 days	661.47
	903.68
STOCKHOLDERS' EQUITY	
Common stock, no par value; 100,000 shares authorized, 100 shares issued	100.00
Paid in capital	16,900.00
Retained earnings	5,455.08
	22,455.08
	$23,358.76

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF INCOME

Year ended December 31, 2002

Sales		
Commissions received		$ 96,920.93
Registered representative income		18,032.76
Other income--Note A		9,018.94
Independent advisor supervisory income		1,800.00
Consulting income		2,937.50
	TOTAL SALES	128,710.13
Cost of Sales		
Commissions paid		68,326.02
Clearing costs		10,659.50
Registered representative expense		15,035.00
	TOTAL COST OF SALES	94,020.52
	GROSS PROFIT	34,689.61
Overhead Expenses		
Accounting		4,374.60
Advertising--Note A		862.11
Attorney fees		1,358.31
Depreciation		1,021.00
Dues and subscriptions		370.00
Insurance		572.64
Internet expense		535.08
Licenses and permits		203.85
Maintenance		522.62
Miscellaneous		182.98
Office expense		698.99
Postage		1,333.76
Printing and reproduction		1,070.18
Rent		2,712.50
Telephone		3,265.16
Training and continuing education		53.75
Travel and entertainment		7,960.01
	TOTAL OVERHEAD EXPENSES	27,097.54
	OPERATING INCOME	7,592.07
Other Income		
Interest income		157.30
Capital gains (losses)--Note A		(205.80)
	TOTAL OTHER INCOME	(48.50)
	NET INCOME	$ 7,543.57

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2001	$ 100.00	$16,900.00	($2,088.49)	$14,911.51
Net income	---	---	7,543.57	7,543.57
BALANCE AT DECEMBER 31, 2002	$ 100.00	$16,900.00	$5,455.08	$22,455.08

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 7,543.57
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,021.00
Loss on sale of securities	205.80
Increase in accounts receivable - registered representatives	(543.00)
Decrease in commissions receivable	1,069.29
Increase in prepaid expense	(240.03)
Decrease in accounts payable	(3,862.59)
Decrease in commissions payable	(1,408.13)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,785.91
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of equipment	(1,854.12)
Purchase of investments	(980.00)
Sale of investments	774.20
Loan to MidAmerica Mortgage Center, Inc.	(3,811.90)
Increase in restricted cash	(45.65)
NET CASH USED BY INVESTING ACTIVITIES	(5,917.47)
CHANGE IN CASH AND CASH EQUIVALENTS	(2,131.56)
Cash and cash equivalents at beginning of year	3,911.93
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,780.37

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. No cash was paid for interest or taxes in 2002.

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on November 11, 1999 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives. The Company has offices of supervisory jurisdiction in Omaha, NE and Ft. Wayne, IN and 22 registered representatives in 19 states.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable and payable are booked at the time of sale. At December 31, 2002 all of the Company's commissions receivable and payable were less than 30 days old.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

The Company recognizes income for book purposes on the accrual basis of accounting and recognizes income for tax purposes on the cash basis of accounting. The following is a summary of differences between income per books and taxable income to shareholders:

Income per books	$ 7,543.57
Adjustments:	
Cash receipts of prior year receivables	3,463.56
Cash payments of prior year payables	(6,174.40)
Current year receivables	(2,937.27)
Current year payables	903.68
Section 179	(1,854.12)
Difference between book and tax depreciation	(289.00)
50% limitation on meals and entertainment	61.94
TAXABLE INCOME TO SHAREHOLDERS	$ 717.96

MidAmerica Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - Cont'd

December 31, 2002

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid. The Company currently has no salaried or hourly employees.

Other Income: Other income consists of commissions received on mutual fund (12b) transactions.

Capital Gains(Losses): The Company does not ordinarily trade on its own behalf. A customer order was posted twice by the Company and the second order was subsequently transferred to the Company's house account with their clearing company. A loss was recognized on liquidation of this security.

Advertising: Advertising costs are expensed as incurred.

NOTE B--RELATED PARTY TRANSACTIONS

MidAmerica Mortgage Center, Inc. is owned by the shareholders of MidAmerica Financial Services, Inc. At December 31, 2002 MidAmerica Mortgage Center, Inc. was indebted to MidAmerica Financial Services, Inc. in the amount of $3,811.90. This debt is expected to be repaid in 2003.

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balance in this account at December 31, 2002 was $10,052.86. $10,000.00 of this amount has been reported as restricted cash under other assets.

NOTE D--CONCETRATION OF CREDIT RISK

Uninsured cash balances - the Company maintains cash balances in two money market funds. These balances are not insured.

MidAmerica Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - Cont'd

NOTE E--LEASES

The Company shares office space with MidAmerica Mortgage Center, Inc. (Note B). The lease is $750 per month, of which MidAmerica Financial Services, Inc. pays $300.00. The lease is month to month.

NOTE F--INVESTMENTS

For purposes of computing net capital pursuant to Rule 15c3-1(1) the value of money market funds must be reduced (haircut) by 2%.

At December 31, 2002 these amounts were:

	Fair Market Value	Haircut
Money Market Funds:		
Cash in bank	$ 1,780.37	$ 35.61
Brokerage account	10,052.86	201.05
	$11,833.23	$ 236.66

NOTE G--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2002 the Company had net capital of $11,755.16. ($6,755.16 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 7.68% (0.0768).

NOTE H--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2002, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE I--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2002 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

MidAmerica Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 13c3-1(1)

December 31, 2002

NET CAPITAL	
Ownership Equity	$22,455.08
Less non-allowable assets –	
Rent deposit	350.00
Prepaid expense	240.03
Receivables from non-customers	5,686.90
Net fixed assets	4,186.33
	10,463.26
TOTAL ALLOWABLE CAPITAL	11,991.82
Less Haircuts on Investments--Note F	236.66
TOTAL NET CAPITAL	11,755.16
MINIMUM NET CAPITAL REQUIREMENT--Note G	(5,000.00)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 6,755.16
TOTAL AGGREGATE INDEBTEDNESS	$ 903.68
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.68%

See independent auditors' report